UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FLO Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

339721 10 2

(CUSIP Number)

Jeffrey M. Moses

Lyrical Partners, L.P.

405 Park Avenue, 6th Floor

New York, NY 10022

(212) 415-6640

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: Lyrical Opportunity Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 888,888
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,777,776

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,777,776
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.8%(1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Calculated on the basis of 1,793,118 shares of FLO Corporation common stock issued and outstanding as of December 10, 2007, provided that any additional shares of common stock that a stockholder has the right to acquire within 60 days after December 10, 2007 are deemed to be outstanding for the purpose of calculating that stockholder’s percentage beneficial ownership.

1	NAME OF REPORTING PERSON: Lyrical Opportunity Partners II Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 888,888
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,777,776

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,777,776
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.8%(1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Calculated on the basis of 1,793,118 shares of FLO Corporation common stock issued and outstanding as of December 10, 2007, provided that any additional shares of common stock that a stockholder has the right to acquire within 60 days after December 10, 2007 are deemed to be outstanding for the purpose of calculating that stockholder’s percentage beneficial ownership.

1	NAME OF REPORTING PERSON: Jeffrey Keswin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 888,888
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,777,776

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,777,776
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.8%(1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Calculated on the basis of 1,793,118 shares of FLO Corporation common stock issued and outstanding as of December 10, 2007, provided that any additional shares of common stock that a stockholder has the right to acquire within 60 days after December 10, 2007 are deemed to be outstanding for the purpose of calculating that stockholder’s percentage beneficial ownership.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to shares of common stock of FLO Corporation, a Delaware corporation. FLO’s principal executive offices are located at 14000 Thunderbolt Place, Building R, Chantilly, Virginia 20151.

Item 2.	Identity and Background.

This statement is being filed by Lyrical Opportunity Partners II LP, a Delaware limited partnership, Lyrical Opportunity Partners II Ltd, a Cayman Islands exempted company, and Jeffrey Keswin (collectively, the “Reporting Persons”). Lyrical Opportunity Partners II LP and Lyrical Opportunity Partners II Ltd (collectively, “Lyrical”) are institutional investors that make and hold private equity investments. The principal business address of Lyrical is 405 Park Avenue, 6th Floor, New York, NY 10022.

Jeffrey Keswin is the Managing Member of both Lyrical Corp III LLC, the General Partner of Lyrical Opportunity Partners II GP LP, which in turn is the General Partner of Lyrical Opportunity Partners II GP and of Lyrical Partners, L.P., the General Partner of Lyrical Opportunity Partners II Ltd. Mr. Keswin is a citizen of the United States of America. His principal occupation is as Managing Member of Lyrical, and his principal business address is 405 Park Avenue, 6th Floor, New York, NY 10022.

During the last five years, neither Lyrical nor Mr. Keswin has been convicted in a criminal proceeding (excluding misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 3, 2007, Lyrical Opportunity Partners II LP purchased 36.1111 shares of the Issuer’s Series A preferred stock and warrants to purchase 144,444 shares of the Issuer’s common stock for $325,000 in cash. On July 3, 2007, Lyrical Opportunity Partners II Ltd purchased 47.2222 shares of the Issuer’s Series A preferred stock and warrants to purchase 188,888 shares of the Issuer’s common stock for $425,000 in cash. On August 24, 2007, Lyrical Opportunity Partners II LP purchased 68.4333 shares of the Issuer’s Series A preferred stock and warrants to purchase 273,734 shares of the Issuer’s common stock for $615,900 in cash. On August 24, 2007, Lyrical Opportunity Partners II Ltd purchased 70.4555 shares of the Issuer’s Series A preferred stock and warrants to purchase 281,822 shares of the Issuer’s common stock for $634,100 in cash. Each share of Series A preferred stock is convertible into 4,000 shares of common stock at a conversion price of $2.25 per common share. The Series A preferred stock has an 8% per year cumulative dividend, payable annually or upon conversion on a pro-rated basis. The warrants are exercisable for five years. One half of the warrants have an exercise price of $3.00 per share and one half of the warrants have an exercise price of $4.00 per share.

Item 4.	Purpose of Transaction.

Lyrical acquired the securities reported in Item 5 below for investment purposes. Lyrical intends to continuously review its investment in the Issuer, and may in the future determine to (i) dispose of all or a portion of the securities of the Issuer owned by it from time to time in public or private transactions, (ii) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the following paragraph of this Item 4 or (iv) otherwise change its investment intent. Notwithstanding anything contained herein to the contrary, Lyrical specifically reserves the right to change its intentions at any time with respect to any or all of such matters, as it deems appropriate. In reaching any decision as to its course of action (as well as to the specific elements thereof), Lyrical currently expects that it would take into consideration a variety of factors, including, but not limited to, the Issuer’s financial condition, business, operations and prospects, other developments concerning the Issuer and the travel security business generally, other business opportunities available to Lyrical, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer, and other relevant factors.

Other than as described herein, Lyrical has no present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

There were no transactions by the Reporting Person in the Company’s Common Stock effected in the past 60 days.

Jeffrey Keswin disclaims beneficial ownership of the shares of Common Stock held by Lyrical.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement dated January 7, 2008, between Jeffrey Keswin, Lyrical Opportunity Partners II LP and Lyrical Opportunity Partners II Ltd.

After reasonable inquiry and to the best of its knowledge and belief, each of undersigned certifies that the information set forth in this statement is true, complete and correct.

Lyrical Opportunity Partners II LP

By Lyrical Opportunity Partners II GP LP, its General Partner
By Lyrical Corp III LLC, its General Partner

Date: January 7, 2008	By:	/s/ Jeffrey Keswin
Name: Jeffrey Keswin
Title: Managing Member

Lyrical Opportunity Partners II Ltd

By Lyrical Partners L.P., its General Partner

Date: January 7, 2008	By:	/s/ Jeffrey Keswin
Name: Jeffrey Keswin
Title: Managing Member

Date: January 7, 2008		/s/ Jeffrey Keswin
Jeffrey Keswin